MTU Aero Engi[redacted]

07020655

SEC MAIL RECEIVED PROCESSING
JAN 2 5 2007
WASH. D.C. 199 SECTION

SUPPL

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

München, 25.01.2007

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

a) Notification of securities transactions by a member of the supervisory board, dated January 12 and 15, 2007

b) Ad-hoc notification about a Convertible Bond offering, dated January 23, 2007

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

PROCESSED
FEB 01 2007
THOMSON FINANCIAL

Dlw 1/30

MTU Aero Engines Holding AG
Postfach 50 06 40
80976 München · Deutschland
Lieferanschrift:
Dachauer Straße 665
80995 München · Deutschland
Tel. +49 89 1489-0
Fax +49 89 1489-5500
www.mtu.de

Sitz der Gesellschaft:
München
Handelsregister:
München, HRB Nr. 157206
Steuer-Nr.: 143/103/20073
USt-IdNr.: DE 814400965

Bankverbindung:
Deutsche Bank AG, München
Bankleitzahl: 700 700 10
Konto-Nr.: 194 13 01

Vorstand:
Udo Stark, Vorsitzender
Bernd Kessler
Dr. Rainer Martens
Reiner Winkler
Vorsitzender des Aufsichtsrats:
Johannes P. Huth

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
Steffens, Klaus, Dr.	

Anschrift[3]

Ansprechpartner/Rufnummer[4]

2. Grund der Mitteilungspflicht

2a) ☐ Person mit Führungsaufgaben[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☒	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b) ☐ natürliche Person in enger Beziehung *(auch 2e ausfüllen)*[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☐ juristische Person, Gesellschaft oder Einrichtung in enger Beziehung[7]

Beziehung (bitte ankreuzen)	
	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst[8]

(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst[9]

(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name[10]
MTU Aero Engines Holding Aktiengesellschaft

Anschrift (Straße, PLZ, Ort, Land)[11]
Dachauer Straße 665, 80995 München / Germany

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Steffens, Klaus, Dr.	20.01.2007

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE000A0D9PT0	MTU Aero Engines Holding AG Namens-Aktien o.N.

Bezeichnung des Derivates (nur bei Geschäften in Derivaten)

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]

Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Verkauf	12.01.2007	Frankfurt
Preis [24]	**Währung[25]**	**Stückzahl[26]**
35,99	EURO	36
		Geschäftsvolumen[27]
		1.295,64

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes

Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)
Preis	**Währung**	**Stückzahl**
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

Datum, Unterschrift

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
Steffens, Klaus, Dr.	
Anschrift[3]	
Ansprechpartner/Rufnummer[4]	

2. Grund der Mitteilungspflicht

2a) ☐ *Person mit Führungsaufgaben*[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☒	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

2b) ☐ *natürliche Person in enger Beziehung* *(auch 2e ausfüllen)*[6]

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☐ *juristische Person, Gesellschaft oder Einrichtung in enger Beziehung*[7]

Beziehung (bitte ankreuzen)	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst [8]
(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst [9]
(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name [10]
MTU Aero Engines Holding Aktiengesellschaft
Anschrift (Straße, PLZ, Ort, Land)[11]
Dachauer Straße 665, 80995 München / Germany

Stand: 24.03.2005

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Steffens, Klaus, Dr.	20.01.2007

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE000A0D9PT0	MTU Aero Engines Holding AG Namens-Aktien o.N.

Bezeichnung des Derivates *(nur bei Geschäften in Derivaten)*

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]

Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Verkauf	12.01.2007	Frankfurt
Preis [24]	**Währung[25]**	**Stückzahl[26]**
35,92	EURO	400
		Geschäftsvolumen[27]
		14.368,00

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes

Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)
Preis	**Währung**	**Stückzahl**
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

Datum, Unterschrift

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
Steffens, Klaus, Dr.	

Anschrift[3]

Ansprechpartner/Rufnummer[4]

2. Grund der Mitteilungspflicht

2a) ☐ Person mit Führungsaufgaben[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☒	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

***2b) ☐ natürliche Person in enger Beziehung** (auch 2e ausfüllen)[6]*

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte: unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2c) ☐ juristische Person, Gesellschaft oder Einrichtung in enger Beziehung[7]

Beziehung (bitte ankreuzen)	
	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst [8]

(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte: unterhaltsberechtigtes Kind ☐ sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst [9]

(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name [10]

MTU Aero Engines Holding Aktiengesellschaft

Anschrift (Straße, PLZ, Ort, Land)[11]

Dachauer Straße 665, 80995 München / Germany

Stand: 24.03.2005

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Steffens, Klaus, Dr.	20.01.2007

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE000A0D9PT0	MTU Aero Engines Holding AG Namens-Aktien o.N.

Bezeichnung des Derivates *(nur bei Geschäften in Derivaten)*

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]	
Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Verkauf	12.01.2007	Frankfurt
Preis [24]	Währung[25]	Stückzahl[26]
35,91	EURO	564
		Geschäftsvolumen[27]
		20.253,24

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes	
Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)
Preis	Währung	Stückzahl
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

Datum, Unterschrift

Stand: 24.03.2005

Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

Per Fax an BaFin (**0228/4108-62963**) und den Emittenten

1. Angaben zum Mitteilungspflichtigen

NAME, Vorname bzw. Firma[1]	Geburtsdatum[2]
Steffens, Klaus, Dr.	

Anschrift[3]

Ansprechpartner/Rufnummer[4]

2. Grund der Mitteilungspflicht

2a) ☐ Person mit Führungsaufgaben[5]

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☒	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

***2b) ☐ natürliche Person in enger Beziehung** (auch 2e ausfüllen)[6]*

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte: unterhaltsberechtigtes Kind ☐, sonstige Verwandte ☐

2c) ☐ juristische Person, Gesellschaft oder Einrichtung in enger Beziehung[7]

Beziehung (bitte ankreuzen)	Zu einer Person mit Führungsaufgaben (auch 2e ausfüllen) ☐
	Zu einer natürlichen Person in enger Beziehung (auch 2d und 2e ausfüllen) ☐

2d) natürliche Person in enger Beziehung, welche die Mitteilungspflicht der juristischen Person, *Gesellschaft oder Einrichtung* auslöst [8]

(nur von juristischen Personen, Gesellschaften oder Einrichtungen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Beziehung (bitte ankreuzen)	Ehe- oder eingetragener Lebenspartner ☐	Verwandte: unterhaltsberechtigtes Kind ☐, sonstige Verwandte ☐

2e) Person mit Führungsaufgaben, welche die Mitteilungspflicht auslöst [9]

(von allen Personen in enger Beziehung auszufüllen)

NAME, Vorname	Geburtsdatum

Funktion (bitte ankreuzen)	Mitglied geschäftsführendes Organ ☐	Mitglied Verwaltungs - oder Aufsichtsorgan ☐	Persönlich haftender Gesellschafter ☐
	Sonstige Führungsperson (Kurzbeschreibung des Aufgabenbereiches) ☐		

3. Veröffentlichungspflichtiger Emittent:

Name [10]
MTU Aero Engines Holding Aktiengesellschaft

Anschrift (Straße, PLZ, Ort, Land)[11]
Dachauer Straße 665, 80995 München / Germany

Stand: 24.03.2005

Anlage zur Mitteilung über Geschäfte von Führungspersonen nach § 15a WpHG

NAME, Vorname oder Firma des Mitteilungspflichtigen[12]	Datum[13]
Steffens, Klaus, Dr.	20.01.2007

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI[14]	Bezeichnung des FI [15]
DE000A0D9PT0	MTU Aero Engines Holding AG Namens-Aktien o.N.

Bezeichnung des Derivates (nur bei Geschäften in Derivaten)

ISIN Basisinstrument[16]	Bezeichnung des Basisinstrumentes[17]	
Basispreis[18]	Preismultiplikator[19]	Fälligkeit[20]

Angaben zur Transaktion

Geschäftsart[21]	Datum[22]	Ort (Börsenplatz)[23]
Verkauf	15.01.2007	Frankfurt
Preis [24]	Währung[25]	Stückzahl[26]
36,76	EURO	1.000
		Geschäftsvolumen[27]
		36.760,--

Zu veröffentlichende Erläuterung: [28]

Angaben zur Transaktion

Bezeichnung des Finanzinstruments (FI)

ISIN des FI	Bezeichnung des FI

Bezeichnung des Derivates (soweit notwendig)

ISIN des Basisinstrumentes	Bezeichnung des Basisinstrumentes	
Basispreis	Preismultiplikator	Fälligkeit

Angaben zur Transaktion

Geschäftsart	Datum	Ort (Börsenplatz)
Preis	Währung	Stückzahl
		Geschäftsvolumen

Zu veröffentlichende Erläuterung:

Datum, Unterschrift

MTU Aero Engines

München, den 23. Januar 2007

Ad-hoc Meldung gemäß §15 des Wertpapierhandelsgesetzes (WpHG)

MTU begibt Wandelanleihe

Die **MTU Aero Engines Holding AG („MTU")** gibt heute die Begebung einer unbesicherten Wandelanleihe („die Anleihe") im Volumen von ungefähr 150 Mio. Euro ausschließlich an institutionelle Investoren (das „Angebot") durch die MTU Aero Engines Finance B.V., eine 100%ige niederländische Tochtergesellschaft der MTU, bekannt. Die Anleihe wird durch die MTU garantiert und ist in existierende oder neue MTU Aktien wandelbar.

Die Anleihe (eingeteilt in Teilschuldverschreibungen mit einem Nennwert von jeweils 100.000 Euro) besitzt eine Laufzeit von 5 Jahren und wird mit einem Kupon von 2,75% bis 3,25% sowie einer Wandlungsprämie von 30% bis 35% ausgegeben. Der Kupon und die Wandlungsprämie werden im Rahmen der endgültigen Preisfestsetzung bestimmt. Die Anleihe kann in den ersten drei Jahren nicht vom Emittenten vorzeitig gekündigt werden, danach besteht eine Kündigungsmöglichkeit, sofern der Börsenkurs der MTU-Aktien 130% des Wandlungspreises übersteigt.

Das Emissionsvolumen beträgt zunächst 150 Mio. Euro. Das Volumen kann um bis zu 15 Mio. Euro (10%) erhöht werden. Zusätzlich hat die MTU der Konsortialführerin („Lead Manager") das Recht zur Ausübung einer Mehrzuteilungsoption von bis zu 15 Mio. Euro eingeräumt, die bis zum Ausgabetag ausgeübt werden kann, um eventuelle Mehrzuteilungen abdecken zu können. Das Emissionsvolumen kann somit bis zu 180 Mio. Euro betragen, welches auf Basis des gestrigen Schlusskurses und der Spanne der Wandlungsprämie einer anfänglichen Anzahl von bis zu ca. 3,7 Mio. der Anleihe zugrundeliegenden MTU-Aktien entspricht. Settlement ist voraussichtlich am 1. Februar 2007.

Die MTU wird die Zulassung der Anleihe zum Handel am Euro MTF Markt der Börse Luxemburg beantragen. Die Zulassung soll bis zum 30. April 2007 erfolgen.

Die Deutsche Bank AG führt das Angebot als alleiniger Bookrunner und Lead Manager durch.

*****

Ansprechpartner für Medienvertreter:
Eckhard Zanger
Leiter Unternehmenskommunikation und Investor Relations
Tel.: ++ 49 89 14 89-91 13

Fax: ++ 49 89 14 89-21 72

Ansprechparter für Investoren und Analysten:
Inka Koljonen
Leiterin Investor Relations
Tel.: ++ 49 89 14 89-83 13
Fax: ++ 49 89 14 89-9 50 62

MTU Aero Engines Holding AG
Dachauer Straße 665
D-80995 München

WKN: A0D9PT; ISIN: DE000A0D9PT0; Index: MDAX 50
Notierung: Amtlicher Markt in Frankfurt (Prime Standard)

*****

Wichtige Mitteilung

Not for distribution or release in or into the United States of America (or to US persons), Canada, Australia or Japan or in any other jurisdiction in which offers or sales would be prohibited by applicable law

In Verbindung mit dem Angebot kann die Deutsche Bank („Stabilisierungsmanager") oder eine andere im Auftrag des Stabilisierungsmanagers handelnde Person Mehrzuteilungen und Transaktionen vornehmen, um den Marktpreis der Anleihe auf einem höheren Niveau als dem sich sonst am Markt ergebenden Preis zu stabilisieren. Es gibt jedoch keine Gewähr dafür, dass der Stabilisierungsmanager (oder eine andere in seinem Auftrag handelnde Person) Stabilisierungsmaßnahmen durchführt. Stabilisierungsmaßnahmen können ab dem Tag der Veröffentlichung der endgültigen Konditionen der Anleihe durchgeführt und jederzeit, jedoch bis spätestens 30 Tage nach dem Ausgabetag oder 60 Tage nach Zuteilung der Anleihe, beendet werden, je nach dem welcher dieser Zeitpunkte zuerst eintritt.
FSA / Stabilisation

Diese Ad-hoc Mitteilung dient ausschließlich Informationszwecken und stellt weder ein Angebot noch eine Aufforderung zur Abgabe eines Angebots zum Kauf von Wertpapieren dar. Im Zusammenhang mit dieser Transaktion gab es weder ein öffentliches Angebot, noch wird es ein öffentliches Angebot der Anleihe geben. Im Zusammenhang mit dem Angebot der Anleihe wird kein Prospekt erstellt. Die Anleihe darf in keiner Jurisdiktion öffentlich angeboten werden, wenn die Emittentin der Anleihe in einer solchen Jurisdiktion dazu verpflichtet wäre, einen Prospekt oder ein anderes Angebotsdokument im Bezug auf die Anleihe zu erstellen oder zu registrieren. Die Verteilung dieser Ad-hoc Mitteilung und das Angebot und der Verkauf der Anleihe können in bestimmten Jurisdiktionen gesetzlichen Beschränkungen unterliegen. Italien hat die Prospektrichtlinie nur teilweise umgesetzt; dementsprechend finden die Vorschriften der Prospektrichtlinie in Bezug auf Italien nur insoweit Anwendung, wie sie bereits in Italien umgesetzt wurden. Die Anleihe darf weder im Primär- noch im Sekundärmarkt an in Italien ansässige natürliche Personen platziert, verkauft oder angeboten werden,. Personen, die diese Ad-hoc Mitteilung lesen, sollten sich über diese Beschränkungen informieren und diese Beschränkungen einhalten.

Diese Ad-hoc Mitteilung stellt weder ein Angebot noch eine Aufforderung zur Abgabe eines Angebots zum Kauf von Wertpapieren in den Vereinigten Staaten von Amerika dar. Die in dieser Mitteilung erwähnten Wertpapiere (einschließlich der Anleihe und den Aktien der MTU) sind und werden nicht gemäß dem United States Securities Act von 1933 in zuletzt geänderter Fassung (der „Securities Act") in den Vereinigten Staaten registriert und dürfen nicht in den Vereinigten Staaten oder an bzw. für Rechnung von U.S.-amerikanischen Personen verkauft oder zum Verkauf angeboten werden, außer gemäß einer einschlägigen Ausnahme von den Registrierungserfordernissen nach dem Securities Act oder den jeweiligen bundesstaatlichen Wertpapiergesetzen. Diese Ad-hoc Mitteilung sowie die darin enthaltenen Informationen dürfen weder in den Vereinigten Staaten von Amerika, Kanada, Australien und Japan oder irgendeiner anderen Jurisdiktion, wo das Angebot oder der Verkauf nach den dort anwendbaren Gesetzen verboten wäre, noch an U.S.-amerikanische Personen oder an Publikationen mit einer allgemeinen Verbreitung in den USA verteilt oder versendet werden. Es wird kein Angebot der Anleihe in den Vereinigten Staaten gemacht.

Diese Ad-hoc Mitteilung richtet sich nur an (i) professionelle Anleger, die unter Artikel 19(1) des Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (nachfolgend als "Order" bezeichnet) fallen, und (ii) Personen mit hohem Eigenkapital, die unter Artikel 49(2) der Order fallen, und (iii) alle sonstigen Personen, an die sie rechtmäßig verteilt werden darf (zusammen werden diese Personen als „qualifizierte Personen" bezeichnet). Die Anleihe steht nur qualifizierten Personen zur Verfügung gestellt werden, und jede Aufforderung, jedes Angebot oder jede Vereinbarung, solche Wertpapiere zu beziehen, kaufen oder anderweitig zu erwerben, wird nur gegenüber qualifizierten Personen abgegeben. Personen, die keine qualifizierten Personen sind, sollten in keinem Fall im Hinblick oder Vertrauen auf diese Ad-hoc Mitteilung oder ihren Inhalt handeln.